O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

January 12, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aviragen Therapeutics, Inc. (the “Company”)

To the Commission:

On behalf of our client, Digirad Corporation, and the other participants in the solicitation (collectively, the “CAS Group”) electronically transmitted herewith pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 are the preliminary proxy statement, form of proxy and other soliciting materials for the CAS Group with respect to the Company’s Special Meeting of stockholders. It is intended that the proxy materials will be mailed to stockholders of the Company shortly after filing the definitive version of the proxy statement. Please call the undersigned at (212) 451-2289 (fax (212) 451-2222) with any questions or comments regarding this filing.

Very truly yours,

OLSHAN FROME WOLOSKY LLP
By:	/s/ Adam W. Finerman, Esq.
Adam W. Finerman, Esq.

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